UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response ............ 2.50
FORM 12b-25	SEC FILE NUMBER 001-00652
NOTIFICATION OF LATE FILING	CUSIP NUMBER 913456109

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Universal Corporation
Full Name of Registrant
N/A
Former Name if Applicable
9201 Forest Hill Avenue
Address of Principal Executive Office (Street and Number)
Richmond, Virginia 23235
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Universal Corporation (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2024 (“Second Quarter Form 10-Q”) by the prescribed date of November 12, 2024, without unreasonable effort and expense as explained below.

In August 2024, after filing the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, the Company’s management was made aware of embezzlement by a former senior finance employee at the Company’s Mozambique subsidiary, Mozambique Leaf Tobacco Ltda. (“MLT”). The Company promptly began conducting an internal investigation led by independent outside advisors, including legal advisors and forensic accountants, to review the accounting transactions and procedures related to the embezzlement. As of the date of this filing, and subject to further investigation, the Company, with the assistance of its independent advisors, currently has identified approximately $7 million in the aggregate of unauthorized payments during fiscal years 2022 through 2025.

The investigation into the payments at issue is primarily focused on unauthorized bank transfers from MLT local bank accounts to the personal bank account of the former MLT employee. Preliminary investigative findings have identified similar payments by the former MLT employee prior to fiscal year 2022. These payments are still being investigated by the Company and its independent outside advisors to determine whether such payments were also unauthorized.

The Company continues to work diligently with its independent outside advisors to complete the internal investigation as soon as possible. Although substantial progress has been made on the investigation, the work is ongoing, and the Company is currently unable to predict the outcome or time frame for completion of the investigation. As of the date hereof, the Company has not determined whether material adjustments to its previously issued financial statements will be necessary as a result of this matter or whether internal controls over financial reporting were designed and operating effectively. The Company intends to pursue sources of recovery, including Company-maintained insurance and other appropriate means of mitigating the potential loss and protecting its rights and interests in this matter.

The scope, duration, and outcome of the investigation (including the impact of the embezzlement on prior financial statements) still are uncertain, therefore the Company currently is unable to finalize its financial statements for inclusion in the Second Quarter Form 10-Q and timely filing. Although the Company continues to work diligently to conclude the internal investigation and file its Second Quarter Form 10-Q as soon as practicable, the Company does not anticipate that it will be in a position to file the Second Quarter Form 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company intends to finalize its financial statements and file the Second Quarter Form 10-Q as soon as practicable after the conclusion of the internal investigation, subject to any definitive conclusions of the internal investigation that may cause further delay.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Catherine H. Claiborne	804	254-3783
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the results of operations for the quarter ended September 30, 2024 at this time because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Company is not able to finalize its financial statements for the quarter ended September 30, 2024 due to certain open issues related to the Company’s ongoing internal investigation. On November 12, 2024, the Company issued a press release announcing certain preliminary unaudited financial results for its second quarter ended September 30, 2024, and included a copy of such press release as an exhibit to the Company's Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission. The preliminary financial results included in such press release are unaudited, based on currently available information and are not a comprehensive statement of financial results for the second quarter ended September 30, 2024. Consequently, the preliminary unaudited financial results do not present all necessary information for a complete understanding of the Company’s financial condition as of September 30, 2024 or its results of operations for the quarter ended September 30, 2024. Actual results may differ from the preliminary unaudited financial results due to developments that may arise between the date of the press release and the time that financial results for the quarter ended September 30, 2024 are finalized.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This notice filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Among other things, these statements include statements regarding the ongoing internal investigation including descriptions of its scope and impact, expectations about the Company’s reporting of its results and filing its Form 10-Q for the quarter ended September 30, 2024, the potential financial statement impact of the investigated matter, and the preliminary unaudited financial information for the quarter ending September 30, 2024. These forward-looking statements are generally identified by the use of words such as we “expect,” “believe,” “anticipate,” “could,” “should,” “may,” “plan,” “will,” “predict,” “estimate,” and similar expressions or words of similar import. These forward-looking statements are based upon management’s current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results, performance, or achievements to be materially different from any anticipated results, prospects, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the uncertainty of the ultimate findings of the ongoing internal investigation, as well as the timing of its completion and costs and expenses arising out of the ongoing internal investigation process and its results; the impact of the ongoing internal investigation on us, our management and operations, including financial impact as well as any litigation or regulatory action that may arise from the ongoing internal investigation; the impact of the internal investigation on our conclusions regarding the effectiveness of our internal control over financial reporting and our disclosure controls and procedures; our ability to regain compliance with the NYSE listing requirements; success in pursuing strategic investments or acquisitions and integration of new businesses and the impact of these new businesses on future results; product purchased not meeting quality and quantity requirements; our reliance on a few large customers; our ability to maintain effective information technology systems and safeguard confidential information; anticipated levels of demand for and supply of our products and services; costs incurred in providing these products and services including increased transportation costs and delays attributed to global supply chain challenges; timing of shipments to customers; higher inflation rates; changes in market structure; government regulation and other stakeholder expectations; economic and political conditions in the countries in which we and our customers operate, including the ongoing impacts from international conflicts; product taxation; industry consolidation and evolution; changes in exchange rates and interest rates; impacts of regulation and litigation on its customers; industry-specific risks related to its plant-based ingredient businesses; exposure to certain regulatory and financial risks related to climate change; changes in estimates and assumptions underlying our critical accounting policies; the promulgation and adoption of new accounting standards, new government regulations and interpretation of existing standards and regulations; and general economic, political, market, and weather conditions. Actual results, therefore, could vary from those expected. Please also refer to such other factors as discussed in Part I, Item 1A. “Risk Factors” of Universal’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024 and related disclosures in other filings, which have been filed with the U.S. Securities and Exchange Commission and are available on the SEC’s website at www.sec.gov. All risk factors and uncertainties described herein and therein should be considered in evaluating forward-looking statements, and all of the forward-looking statements are expressly qualified by the cautionary statements contained or referred to herein and therein. Universal cautions investors not to place undue reliance on any forward-looking statements as these statements speak only as of the date when made, and it undertakes no obligation to update any forward-looking statements made, except as required by law.

Universal Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2024	By	/s/ Johan C. Kroner
Johan C. Kroner
Senior Vice President and Chief Financial Officer

3